UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010

Commission File Number: 001-33616

E-HOUSE (CHINA) HOLDINGS LIMITED
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai 200041
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

E-HOUSE (CHINA) HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: EJ)

Notice of Annual General Meeting
to be held on November 26, 2010
(or any adjourned or postponed meeting thereof)
NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of E-House (China) Holdings Limited (the “Company”) will be held at the main conference room on 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China on November 26, 2010 at 2:00 p.m. (local time). No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.
The Board of Directors of the Company has fixed the close of business on November 5, 2010 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.
Holders of record of the Company’s ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s ADSs are welcome to attend the AGM in person.
Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at www.ehousechina.com, or by writing to Michelle Yuan, E-House (China) Holdings Limited, 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China, or by email to liyuan@ehousechina.com.

By Order of the Board of Directors, E-House (China) Holdings Limited
/s/ Xin Zhou
Xin Zhou
Executive Chairman

Shanghai, November 6, 2010

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-House (China) Holdings Limited
By:	/s/ Li-Lan Cheng
	Name:	Li-Lan Cheng
	Title:	Chief Financial Officer

Date: November 8, 2010